Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All amounts are expressed in U.S. dollars)

INTRODUCTION

Axcan Pharma Inc. (“Axcan” or “the Company”) is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company’s main products include pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) for the treatment of exocrine pancreatic insufficiency; bile acid (URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN) for the treatment of certain cholestatic liver diseases; mesalamine (SALOFALK and CANASA) for the treatment of certain inflammatory bowel diseases; and sucralfate (CARAFATE and SULCRATE) for the treatment of duodenal ulcers. Axcan also has a number of projects in all phases of clinical development.

On November 29, 2007, Axcan announced that it had entered into an agreement for Axcan to be acquired by TPG Capital and its affiliates in an all-cash transaction with a total value of approximately $1.3 billion. Under the terms of the transaction, TPG Capital and its affiliates will acquire all of the common shares of Axcan for an offer price of $23.35 per common share. Axcan anticipates that the transaction will be completed in the first calendar quarter of 2008. However, there can be no assurances that the proposed transaction will be completed at that time or at all. The transaction will be financed through a combination of equity contributed by TPG Capital and its affiliates and debt financing that has been committed by Bank of America, HSBC, and the Royal Bank of Canada. The transaction is not contingent on financing commitments. Completion of the transaction is subject to the affirmative vote of Axcan shareholders and other customary conditions, including regulatory approvals. The arrangement agreement contains customary provisions including the payment of a break-up fee in the event of termination in certain circumstances. The arrangement agreement outlining conditions associated with this transaction is available on SEDAR and EDGAR. Following the completion of the transaction, the Company’s common shares will be delisted and no longer trade publicly. The Company’s headquarters will remain in Quebec, Canada.

VISION

Axcan’s vision is to become the reference gastroenterology specialty pharmaceutical company. The Company’s vision is supported by goals to provide value-added therapeutics for a broad spectrum of unmet needs in gastroenterology, achieve a leadership position in its targeted gastroenterology segments, offer stimulating and rewarding opportunities for its employees and create shareholder value and a competitive shareholder return.

STRATEGY

Axcan seeks to develop its gastrointestinal franchise by 1) growing its base business; 2) launching new products; 3) making strategic acquisitions; 4) advancing its research and development portfolio; and 5) expanding internationally.

Base Business and New Products: Axcan’s intention is to grow sales by building on its solid base business and introducing new products onto the market. The Company’s strategy brings together its focus on product differentiation and a competitive time-to-market for its products, combined with astute portfolio management and a heightened sales focus. Axcan believes that its revenues should be enhanced through increased sales of the Company’s existing products.

Strategic Acquisitions: Axcan’s goal is to build on its proven acquisition strategy and continue to aggressively seek products and/or companies to fuel future growth. By capitalizing on its current business model, the Company seeks to leverage its strengths and capabilities in order to develop and acquire products that have significant market potential and complement its area of focus.

Research and Development: Axcan’s products continue to provide great benefit to patients. The Company will sustain investment into research and development, in order to develop the next generation of products to address unmet needs in gastroenterology.

International Expansion: Axcan’s current infrastructure, both in North America and Europe, will form the basis of the Company’s international expansion, as management believes that it will serve as a springboard to increase Axcan’s sales and marketing footprint worldwide.

BUSINESS ENVIRONMENT

Axcan’s revenue in North America has historically been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large pharmacy chains. Axcan utilizes a “pull-through” marketing approach that is typical of pharmaceutical companies. According to this approach, Axcan’s sales representatives demonstrate the features and benefits of its products to gastroenterologists, who may write their patients prescriptions for Axcan’s products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large pharmacy chains, their distribution centres, to which Axcan sells its products. Axcan’s revenue in Europe and other markets has historically been and continues to be principally derived from sales of pharmaceutical products to institutional buyers and pharmacies through a network of distributors. The level of patient and physician acceptance of Axcan’s products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan’s products, impact Axcan’s revenues by driving the level and timing of prescriptions for its products.

Axcan’s expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from which Axcan licenses some of its commercialized products), research and development expenses, as well as depreciation and amortization.

Axcan’s operating revenues are primarily affected by three factors: the level of acceptance of Axcan’s products by gastroenterologists and their patients; the ability of Axcan to convince practitioners to use Axcan’s products for approved indications; and wholesaler buying patterns.

Historically, wholesalers’ business models in the United States were dependent on drug price inflation. Their profitability and gross margins were directly tied to the speculative purchasing of pharmaceutical products at pre-increase prices, and the selling of their product inventory to their customers at the increased price. This inventory price arbitrage accounted for a predominant portion of wholesalers’ compensation for their distribution services and had a dramatic effect on wholesaler buying patterns, as they invested in inventories in anticipation of generating higher gross margins from manufacturer price increases. Since fiscal 2005, pharmaceutical manufacturers have not been increasing drug prices as frequently, and the percentage increases have been lower. For these and other reasons, some wholesalers have changed their business model to a fee-for-service arrangement, whereby manufacturers pay wholesalers a fee for inventory management and other services. These fees typically are a percentage of the wholesaler’s purchases from the manufacturer or a fixed charge per item or per unit. The fee-for-service approach results in wholesalers’ compensation being more stable, and volume-based as opposed to price-increase based.

As a result of the move to a fee-for-service business model, many wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their inventories from their historical levels. Under the new model, the consequence of manufacturers using wholesalers is that they now realize the benefit of price increases more rapidly in return for paying wholesalers for the services they provide, on a fee-for-service basis. This change in wholesalers’ business models has affected Axcan’s revenue since fiscal 2005, and the resulting distribution services agreement (“DSA”) fees are deducted from gross sales. Currently, only one such DSA is in place and Axcan expects to enter into further DSAs with its other wholesalers.

Principal Marketed Products

The majority of the products that Axcan markets do not benefit from extensive patent protection. The Company believes however that certain of its products benefit from other barriers to the entry of competitors or generics. The Company’s products nevertheless remain subject to competition and generic product entries into their respective markets, which could significantly and negatively affect Axcan’s revenues, including, in the case of generics, since they are typically sold at a significant discount to reference drug prices. Intellectual property protection, regulatory exclusivities and certain other barriers to entry are discussed below on a product-by-product basis. As of September 30, 2007, Axcan’s main products are ULTRASE, CANASA, URSO 250/URSO FORTE, PYLERA and CARAFATE in the United States, SALOFALK, SUCRALFATE and URSO in Canada and LACTEOL, DELURSAN and PANZYTRAT in Europe. Since the end of fiscal 2007, the patent covering URSO 250/URSO FORTE’s use in the treatment of Primary Biliary Cirrhosis (“PBC”) has expired in the United States (November 19, 2007) and the market exclusivity obtained on CANASA pursuant to the clinical investigation exclusivity provisions of the Hatch-Waxman Act, covering a change in the formulation of this drug from a 500mg formulation to a 1,000mg suppository formulation, has expired (November 5, 2007).

Axcan’s main marketed products, their sales, prescriptions and patent/regulatory protection are discussed below.

PANCREATIC ENZYMES

ULTRASE

Axcan markets under the trademark ULTRASE certain pancreatic enzyme microsphere (ULTRASE MS) and mini-tablet (ULTRASE MT) formulations designed to help patients with exocrine pancreatic insufficiency, (including pancreatic insufficiency associated with Cystic

Fibrosis) better digest food. ULTRASE is marketed in the United States, Canada and a few export markets but this product is actively promoted solely in the United States.

For the year ended September 30, 2007, Axcan reported sales of $47.9 million ($39.1 million in 2006 and $36.0 million in 2005) for ULTRASE. ULTRASE competes with a number of pancreatic enzyme formulations including PANCREASE® (Ortho-McNeil Pharmaceutical), CREON® (Solvay Pharmaceuticals, Inc.) and PANCRECARB® (Digestive Care, Inc.), as well as with various other unbranded products.

ULTRASE is licensed exclusively from Eurand International S.p.A (“Eurand”) under an exclusive license and supply agreement.  This agreement which was entered into in 2000, initially was for a period of ten years with automatic renewals for subsequent periods of two years.  This agreement was amended in 2007 and extended to 2015.  Axcan has paid Eurand licensing fees totalling $3.5 million, and Axcan agreed to pay to Eurand royalties of 6% on annual net sales.

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs, which include ULTRASE, must receive regulatory approval under a New Drug Application (“NDA”), before April 2008, in order to remain on the market. The FDA recently extended this deadline to April 2010. Axcan completed the submission of its NDA for ULTRASE MT in the fourth quarter of fiscal 2007, which filing was accepted by the FDA in December 2007.

ULTRASE MT was also granted a priority review or accelerated approval (as defined by the FDA) designation by the FDA. Under the Prescription Drug User Fee Act the file must be reviewed by the FDA by a target date of April 2008.

ULTRASE does not currently benefit from patent protection. The Company believes that it will be entitled to receive New Product Exclusivity pursuant to the Hatch-Waxman Act upon approval of its NDA. This exclusivity is expected to prohibit the FDA from approving abbreviated new drug applications for products containing the same active moiety, for a period of five years. Further in its guidelines, entitled “Guidance for Industry - Exocrine Pancreatic Insufficiency Drug Products - Submitting NDAs” dated April 2006, the FDA has stated that because of their complexity, pancreatic enzyme extract products are not likely to be appropriate for Abbreviated NDA filings (“ANDAs”).

Other manufacturers currently pursuing approval for porcine derived pancreatic enzyme products are Eurand International S.p.A. (“Eurand”) and Solvay Pharmaceuticals, Inc. Eurand announced on December 20, 2007 that it had completed its NDA submission for its ZENTASE® product line and was granted priority review. Solvay Pharmaceuticals submitted an NDA for its CREON® Product Line in 2003. Solvay reported that it received a letter from the FDA in August 2007 citing certain chemistry, manufacturing and control data work and clinical concerns. Solvay has not reported further on its application.

Of the other pancreatic enzyme products currently on the market PANCRECARB® (Digestive Care, Inc.) and PANCREASE® (Ortho-McNeil Pharmaceutical), we are not aware that any NDA filings were made for these products. Digestive Care Inc. has initiated a Phase III clinical trial for PANCRECARB® (completion was expected June 2007).  Although, Johnson & Johnson of which Ortho-McNeil Pharmaceutical is a subsidiary had completed a Phase II for PANCREASE® in 2006, we are not aware of a Phase III ongoing at this time. We are currently not aware of any clinical trial activities being conducted by any generic manufacturers.

VIOKASE

Axcan markets under the brand name VIOKASE non-enteric coated pancreatic replacement enzymes for the treatment of exocrine pancreatic insufficiency. VIOKASE, although not actively promoted, is sold in the United States and Canada.

For the year ended September 30, 2007, Axcan reported sales of $11.2 million ($7.6 million in 2006 and $7.8 million in 2005) for VIOKASE. VIOKASE is the only branded non-enteric coated replacement enzyme and competes with a number of generic products.

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs, which include VIOKASE, must receive regulatory approval under a New Drug Application (“NDA”) before April 2008, in order to remain on the market. The FDA recently extended this deadline to April 2010. Axcan is currently advancing the completion of its NDA for VIOKASE.

VIOKASE does not currently benefit from patent protection. The Company believes that it will be entitled to receive New Product Exclusivity pursuant to the Hatch-Waxman Act upon approval of its NDA. This exclusivity prohibits the FDA from approving abbreviated new drug applications for products containing the same active moiety, for a period of five years. Further in its guidelines, entitled “Guidance for Industry - Exocrine Pancreatic Insufficiency of Drug Products - Submitting NDAs” dated April 2006, the FDA stated that because of their complexity, pancreatic enzyme extract products are not likely to be appropriate for ANDA filings.

The Company believes that VIOKASE is currently the only branded uncoated pancreatic enzyme formulation commercially available in the United States.

PANZYTRAT

PANZYTRAT consists of enteric coated microtablets for use in the treatment of exocrine pancreatic insufficiency and pancreatic enzyme deficiency. PANZYTRAT is marketed in several countries, mainly Germany and the Netherlands as well as a few export markets. For the year ended September 30, 2007, Axcan reported sales of $14.8 million ($12.1 million in 2006 and $14.8 million in 2005) for PANZYTRAT, including $1.4 million ($0.8 million in 2006 and $2.9 million in 2005) in export markets. Sales in Germany and the Netherlands represent 80% of the total sales of PANZYTRAT and the main competitor in these territories is CREON® (Solvay Pharmaceuticals, Inc.).

PANZYTRAT does not benefit from any patent protection, nor any other form of regulatory exclusivity in the main countries in which it is marketed, namely Germany and the Netherlands.

URSODIOL

URSO 250 and URSO FORTE - (United States)

In the United States, Axcan has been marketing URSO 250, a 250-milligram ursodiol tablet for the treatment of PBC, since May 1998. URSO FORTE, a 500-milligram ursodiol tablet, was launched in November 2004.

For the year ended September 30, 2007, Axcan reported sales of $68.1 million ($49.3 million in 2006 and $36.0 million in 2005) for URSO250 / URSO FORTE in the United States.

In the United States, there is currently no therapy specifically approved to be marketed for the treatment of PBC other than URSO 250/URSO FORTE. However, other ursodiol products, approved and prescribed for gallstone dissolution as associated with active weight loss, are sometimes used for the treatment of various liver diseases, including PBC. These products include ACTIGALLTM (Watson Pharmaceuticals) and generic versions of ACTIGALLTM.

In addition, on November 19, 2007 the FDA Orange book listed patent covering the use of URSO 250/USO FORTE, expired. URSO 250/URSO FORTE does not benefit from any other patent protection or other form of regulatory exclusivity in the United States.  As a result, if a generic ursodiol tablet were to be launched, it could have a significant negative impact on sales of URSO 250/ URSO FORTE in the United States.

In order to minimize the impact of any potential generic competition for URSO in the United States, the Company has undertaken, and plans to continue to undertake, certain strategic and tactical measures, including the sequential modification and improvements to URSO’s attributes and specifications. for example in July 2007, the Company introduced a scored tablet version of URSO FORTE (which differentiates URSO from its competitors by giving physicians more flexible dosing options).

The Company believes that these sequential modifications and improvements coupled with URSO’s recognized brand name, its specific approval for the treatment of PBC, its similar pricing compared to comparable generics of ACTIGALLTM, and its targeted marketing approach aimed at hepatology specialists, provide a competitive advantage to URSO250 and URSO FORTE in the United States.

URSO and URSO DS - (Canada)

In Canada, Axcan markets URSO (250 mg) and URSO DS (500 mg) for the treatment of cholestatic liver diseases, which include PBC and Primary Sclerosing Cholangitis (“PSC”). URSO/URSO DS were covered by a patent relating to the use ursodiol for the treatment of PBC in Canada, which was to expire in 2010. However, in 2006, the generic product manufacturer, Pharmascience Inc. successfully challenged the validity of this patent under the Notice of Compliance Regulation procedures of Health Canada. In May 2006, generic versions of URSO and URSO DS received approval for sale in Canada and were launched in fiscal 2007. The launch of these generic products has had a negative impact on sales of URSO/URSO DS in the second half of fiscal 2007 and is expected to continue to negatively impact sales going forward.

URSO/URSO DS does not benefit from any other patent protection or other form of regulatory exclusivity in Canada.

For the year ended September 30, 2007, Axcan reported sales of $9.0 million ($11.4 million in 2006 and $11.1 million in 2005) for URSO/URSO DS in Canada.

DELURSAN

DELURSAN is an ursodiol preparation marketed in France and indicated for the treatment of cholestatic liver diseases, including PBC, PSC and liver disorders related to Cystic Fibrosis. DELURSAN does not have any patent protection or any regulatory exclusivity in France.  For the year ended September 30, 2007, Axcan reported sales of $16.7 million ($13.9 million in 2006 and $13.1 million in 2005) for DELURSAN. As a result, if a generic ursodiol preparation were to be launched, it could have a significant negative impact on sales of DELURSAN in France.

In France, DELURSAN currently competes mainly with URSOLVAN® (Sanofi-Aventis S.A.).

MESALAMINE

CANASA

CANASA is a mesalamine suppository sold by Axcan in the United States for the treatment of distal ulcerative proctitis (UP). The Company believes that CANASA currently is the only commercially available mesalamine suppository in the United States.

For the year ended September 30, 2007, Axcan reported sales of $65.1 million ($53.1 million in 2006 and $28.7 million in 2005) for CANASA in the United States.

CANASA competes with topical corticosteroid enemas and suppositories, as well as mesalamine enemas.

CANASA does not have any patent protection in the United States. On November 5, 2007 the previously granted clinical investigation exclusivity pursuant to the Hatch-Waxman Act, covering a change in the formulation of this drug from a 500mg formulation to a 1,000mg suppository formulation, expired.  As a result, if a generic mesalamine suppository were to be launched, it could have a significant negative impact on sales of CANASA in the United States.

However, in June 2007, the FDA published draft guidance on the requirements it expects manufacturers seeking approval of a mesalamine suppository to meet, in order to obtain approval for such a product. The guidance specifies, among other things, that a request of approval must be supported by placebo and reference-drug controlled clinical studies with clinical endpoints demonstrating efficacy in patients with UP.

The Company believes that it is unlikely that generic competitors will be able to meet the requirements of this FDA guidance, since ethical review boards in the United States may not allow companies to conduct the FDA required placebo-controlled studies on their UP patients. However, the Company cannot provide assurances that any potential generic competitor will not be able to meet such requirements.

Moreover, on July 27, 2007, the Company filed a Citizen’s Petition asking the FDA to require manufacturers seeking approval of mesalamine rectal suppositories to perform an adequate and well-controlled clinical safety and efficacy trial that provides substantial evidence that the generic product demonstrates therapeutic equivalence to CANASA in patients with UP, and to perform a pharmacokinetic study to evaluate the systemic exposure in patients with UP. This petition has not yet been heard. The Company believes this request to be consistent with the standards the FDA has previously applied to other topically acting or non-systemically absorbed drugs and with the above referenced draft guidance published in June 2007; but cannot provide assurances that its request will be granted.

SALOFALK

SALOFALK is a mesalamine-based product line (tablets, suspensions and suppositories) sold by Axcan in Canada, for the treatment of certain inflammatory bowel diseases, such as ulcerative colitis, ulcerative proctitis and Crohn’s Disease. In Canada, SALOFALK does not have any patent protection, or any regulatory exclusivity.

For the year ended September 30, 2007, Axcan reported sales of $19.3 million ($16.5 million in 2006 and $14.5 million in 2005) for SALOFALK.

Several products containing mesalamine in controlled-release tablets or capsules are available on the Canadian market, including ASACOLTM (The Proctor & Gamble Company) and DIPENTUMTM (UCB Pharma).

SUCRALFATE

CARAFATE / SULCRATE

CARAFATE / SULCRATE line of products is indicated for the treatment of gastric and duodenal ulcers. CARAFATE is sold in the United States as oral tablets and an oral suspension and SULCRATE oral suspension in Canada, where it is not actively promoted.

For the year ended September 30, 2007, Axcan reported combined sales of $52.2 million ($43.1 million in 2006 and $37.7 million in 2005) for CARAFATE / SULCRATE.  CARAFATE / SULCRATE do not have any patent protection or any regulatory exclusivity in their respective markets. Patent protection for CARAFATE in fact lapsed in 2001.  Currently, no generic versions of CARAFATE / SULCRATE oral suspension are available in the United States or Canada. If a generic version of these drugs were to be launched, it could have a significant negative impact on sales of CARAFATE / SULCRATE suspension in the United States and Canada.

The Company believes, but cannot provide assurances, that due to the mode of absorption of CARAFATE oral suspension, the FDA will require manufacturers seeking an ANDA approval for a generic version of CARAFATE suspension to conduct clinical trials in order to demonstrate therapeutic equivalence, which would likely be a barrier to the introduction of a competing generic product in the United States.

HELICOBACTER PYLORI ERADICATION

PYLERA

Since May 7, 2007, Axcan has been marketing under the trademark PYLERA a 3-in-1 capsule therapy for the eradication of Helicobacter pylori, a bacterium recognized as being the main cause of gastric and duodenal ulcers. PYLERA is protected by patent claims covering triple and quadruple therapies for Helicobacter pylori eradication. These claims cover the treatment of duodenal ulcer disease (and in some countries reflux esophagitis and gastric ulcer) through the eradication of Helicobacter pylori using a bismuth compound together with two or more antibiotics. The expiry dates of these patents vary depending on the jurisdiction. In the United States, they expire in March 2010. The double capsule formulation of this product and its use in multiple therapies is also covered by patent in a number of countries. The US patent expires in December 2018.

Since its launch in May 2007, sales of PYLERA in the United States have amounted to $1.8 million for the year ended September 30, 2007.

However, as PYLERA is considered by the FDA as pre-1997 antibiotic, the U.S. patent claims covering triple and quadruple therapies for Helicobacter pylori eradication and claims covering the capsule formulation, are not listable in the FDA’s Orange Book and may thus not be eligible to benefit from the automatic stay provisions, nor market-exclusivities pursuant to the Hatch-Waxman Act.

PYLERA competes with PREVPAC® (TAP Pharmaceutical Products Inc.), the market leader and HELIDAC® (Prometheus, Inc.)

OTHER PRODUCTS

LACTEOL

LACTEOL is a product containing a specific proprietary strain of Lactobacillus Acidophilus in a lyophilized powder form. It is available in a number of dosage forms, including capsules, and is primarily indicated for the treatment of diarrhoea. LACTEOL, which is mainly sold in France and in over 40 export markets, does not have any patent protection, or any regulatory exclusivity. However, the product is derived from a proprietary strain of bacterium for which the ultimate parent organism is protected by a number of security safeguards, such that access by third parties seeking to reproduce it for competitive or other purposes is limited and controlled.

For the year ended September 30, 2007, Axcan reported sales of $16.3 million ($18.1 million in 2006 and $20.3 million in 2005) for LACTEOL, including $9.9 million ($9.1 million in 2006 and $8.8 million in 2005) outside of France. Sales significantly decreased in the last two years since, as part of new measures designed to reduce healthcare cost associated with the reimbursement of prescription drugs, the French government decided to stop the reimbursement of approximately 200 drugs, including LACTEOL.

LACTEOL competes with a number of generic products on most markets. As LACTEOL has been marketed for several decades, the brand name LACTEOL constitutes a definite marketing advantage wherever the product is sold.

PHOTOFRIN / PHOTOBARR

Axcan markets (directly or through distributors) PHOTOFRIN / PHOTOBARR in North America, Europe, and other selected markets, for the treatment of High-Grade Dysplasia associated with Barrett’s Esophagus, obstructing esophageal cancer and non small cell lung cancer, as well as certain types of gastric cancers and cervical dysplasia. PHOTOFRIN / PHOTOBARR is a photo-sensitizer approved for use in photodynamic therapy, an innovative medical therapy based on the use of light-activated drugs. PHOTOFRIN / PHOTOBARR is covered by a number of patents claiming compositions (including product by process claims), methods of use in approved indications, methods of manufacture, as well as patents for certain devices used in connection with treatment with these products. In the United States, this product’s main market, patent expiries range from June 2009 to May 2016.

For the year ended September 30, 2007, Axcan reported sales of $5.9 million ($5.5 million in 2006 and $7.7 million for 2005) for PHOTOFRIN / PHOTOBARR.

To the Company’s knowledge, there are currently no other photo-sensitizers approved as drugs in Canada, the United States and Europe for the treatment of High-Grade Dysplasia associated with Barrett’s Esophagus, obstructing esophageal cancer and lung cancer, gastric cancer or cervical dysplasia.

FINANCIAL OVERVIEW

This discussion and analysis is based on the Company’s audited annual consolidated financial statements and the related notes thereto reported under generally accepted accounting principles in the United States (“U.S. GAAP”).

For the year ended September 30, 2007, revenue was $348.9 million ($292.3 million in 2006 and $251.3 million in 2005), operating income was $102.8 million ($57.8 million in 2006 and $40.4 million in 2005) and net income was $71.5 million ($39.1 million in 2006 and $26.4 million in 2005). Revenue from sales of Axcan’s products in the United States was $254.7 million (73.0% of total revenue) for the year ended September 30, 2007, compared to $201.8 million (69.0% of total revenue) for fiscal 2006 and $159.7 million (63.5% of total revenue) for fiscal 2005. In Canada, revenue was $38.0 million (10.9% of total revenue) for the year ended September 30, 2007, compared to $38.0 million (13.0% of total revenue) for fiscal 2006 and $34.4 million (13.7% of total revenue) for fiscal 2005. In Europe, revenue was $55.9 million (16.0% of total revenue) for the year ended September 30, 2007, compared to $52.1 million (17.8% of total revenue) for fiscal 2006 and $57.1 million (22.7% of total revenue) for fiscal 2005.

In September 2007, Axcan entered into an exclusive license and development agreement with Cellerix SL (“Cellerix”) of Spain, for the North American (United States, Canada and Mexico) rights to Cx401, an innovative biological product candidate in development for the treatment of perianal fistulas. Cx401 uses non-embryonic stem-cells to treat perianal fistulas in Crohn’s and non-Crohn’s Disease patients. A Phase II clinical trial photographically assessed complete closure and healing, and showed a 71% response rate in the acute phase, both in Crohn’s and non-Crohn’s Disease patients. Patent applications have been submitted, which, if granted, could provide protection until 2025. Under the terms of the agreement, as at September 30, 2007, Axcan recorded a $10.0 million upfront payment payable to Cellerix, and will make regulatory milestone payments that could total up to $30.0 million. Furthermore, Axcan will pay scaled royalties based on the net sales of Cx401. Axcan has also agreed to make an equity investment of up to $5.0 million in Cellerix, should Cellerix complete its initial public offering by September 30, 2010.

During the third quarter of fiscal 2007, the Company called for redemption all of its $125.0 million 4.25% Convertible Subordinated Notes (the “Notes”) and the holders of all of the Notes exercised their right to convert their Notes, in lieu of redemption, which resulted in the Company issuing an aggregate of 8,924,080 common shares. Long-term debt was consequently reduced by $125.0 million, and capital stock increased by the same amount. The difference between the basic and diluted average number of common shares decreased for the quarters following the conversion. During the period when the Notes were outstanding, financial analysts estimated the Company’s earnings per share on a fully diluted basis and, as a result, the conversion had no effect on future estimates of earnings per share other than the elimination of financing expenses. As a result of the conversion, financial expenses for the year ended September 30, 2007, were reduced by $2.5 million in interest on long-term debt and increased by $0.4 million in amortization of deferred debt issue expenses, compared to fiscal 2006.

Financial Highlights

	For the years ended September 30,
(in millions of U.S. dollars, except share related data)	2007	2006	2005
	$	$	$
Revenue	348.9	292.3	251.3
Net income	71.5	39.1	26.4
Income per common share
Basic	1.47	0.86	0.58
Diluted	1.33	0.79	0.56

	As at September 30,
	2007	2006	2005
	$	$	$
Total assets	832.6	695.8	641.4
Long-term debt	0.1	125.6	126.3
Shareholders’ equity	690.2	467.4	417.6

The following table sets forth, for the years indicated, the percentage of revenue represented by items in Axcan’s consolidated statements of operations:

	For the years ended September 30,
	2007	2006	2005
	%	%	%
Revenue	100.0	100.0	100.0

Cost of goods sold	24.0	24.9	28.5
Selling and administrative expenses	29.0	31.9	34.2
Research and development expenses	8.2	13.6	12.7
Acquired in–process research	2.9	—	—
Depreciation and amortization	6.4	7.8	8.6
Partial write-down of intangible assets	—	2.0	—
	70.5	80.2	84.0

Operating income	29.5	19.8	16.0

Financial expenses	1.4	2.4	2.8
Interest income	(3.3)	(1.9)	(0.5)
Loss (gain) on foreign currency	0.7	(0.4)	(0.1)
	(1.2)	0.1	2.2

Income before income taxes	30.7	19.7	13.8
Income taxes	10.2	6.3	3.3
Net income	20.5	13.4	10.5

Guidance

Total revenues for the year ended September 30, 2007, were $348.9 million, exceeding the top end of the Company’s previously issued guidance of $335.0 to $343.0 million. This compares with $292.3 million for fiscal 2006, and represents an increase of 19.4%. The Company’s research and development and selling and administrative expenses were within the range given in previously issued guidance.

Year ended September 30, 2007 compared to year ended September 30, 2006

Overview of Results of operations

	For the years ended September 30,
(in millions of U.S. dollars, except share related data)	2007	2006	Change
	$	$	$	%
Revenue	348.9	292.3	56.6	19.4
Cost of goods sold (a)	83.7	72.8	10.9	15.0
Selling and administrative expenses (a)	101.3	93.3	8.0	8.6
Research and development expenses (a)	28.6	39.8	(11.2)	(28.1)
Acquired in–process research	10.0	—	10.0	—
Depreciation and amortization	22.5	22.8	(0.3)	(1.3)
Partial write-down of intangible assets	—	5.8	(5.8)	(100.0)
	246.1	234.5	11.6	4.9
Operating income	102.8	57.8	45.0	77.9
Financial expenses	4.8	7.0	(2.2)	(31.4)
Interest income	(11.4)	(5.5)	(5.9)	(107.3)
Loss (gain) on foreign currency	2.4	(1.1)	3.5	318.2
	(4.2)	0.4	(4.6)	—
Income before income taxes	107.0	57.4	49.6	86.4
Income taxes	35.5	18.3	17.2	94.0
Net income	71.5	39.1	32.4	82.9

(a)          Exclusive of depreciation and amortization

Income per common share
Basic	1.47	0.86	0.61	70.9
Diluted	1.33	0.79	0.54	68.4

Revenue

For the year ended September 30, 2007, revenue was $348.9 million compared to $292.3 million for the preceding fiscal year, an increase of 19.4%.

This increase in revenue primarily resulted from higher sales in the United States, which amounted to $254.7 million for the year ended September 30, 2007 compared to $201.8 million for the preceding fiscal year, an increase of 26.2%. The end-customer prescription demand resulted in positive growth for most of our products sold in the United States, which was reflected in sales to our major wholesalers. Although sales have increased by 19.4%, major wholesalers in the United States slightly decreased their average inventory levels in fiscal 2007. Based on its best estimate derived from information obtained from a number of its wholesalers in the United States, the Company believes that changes in wholesaler inventory levels did not have a material impact on revenues for the year ended September 30, 2007. The Company estimates that at the end of its fourth quarter overall wholesaler inventory levels of key products sold in the United States were at the higher end of the four- to six-week range. For URSO and CANASA, the Company has seen an increase in the prescription size that contributed to higher dollar sales in fiscal 2007 compared to fiscal 2006. Furthermore, as Axcan transitions to new eligibility rules in its patient assistance programs, the Company is now realizing revenues from certain prescriptions that were provided free of charge, or at a reduced cost in prior periods.

Sales in Europe also increased 7.3%, from $52.1 million to $55.9 million for the year ended September 30, 2007, mainly due to a strong sales performance of PANZYTRAT in Germany and DELURSAN in France. This overall increase in sales in Europe was achieved despite the delisting in March 2006 by the French government of a number of pharmaceutical products from government formularies, including LACTEOL, and the re-pricing of other pharmaceuticals, including TAGAMET. For the year ended September 30, 2007, Axcan reported sales of $16.3 million ($18.1 million in 2006), for LACTEOL, including $9.9 million ($9.1 million in 2006), outside of France. The reduction in LACTEOL sales in France has been partially offset by the addition of over-the-counter (“OTC”) sales of the product since the end of fiscal 2006 and higher sales outside of France, thus reducing the anticipated decline. As previously disclosed, the Company believes, but cannot provide assurances, that the sales impact caused by the delisting from French government formularies on March 1, 2006, has stabilized.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, DSA fees, discounts and other allowances. The following table summarizes the Company’s gross-to-net revenue adjustments for each significant category:

	For the years ended September 30,
(in millions of U.S. dollars)	2007	2006	Change
	$	$	$	%
Gross revenue	409.7	350.9	58.8	16.8
Gross-to-net revenue adjustments
Product returns	13.1	16.8	(3.7)	(22.0)
Chargebacks	14.2	14.5	(0.3)	(2.1)
Contract rebates	22.7	20.9	1.8	8.6
DSA fees	3.6	2.6	1.0	38.5
Discounts and other allowances	7.2	3.8	3.4	89.5
Total gross-to-net revenue adjustments	60.8	58.6	2.2	3.8

Net revenue	348.9	292.3	56.6	19.4

Product returns, chargebacks, contract rebates, DSA fees, discounts and other allowances totalled $60.8 million (14.8% of gross revenue) for the year ended September 30, 2007, and $58.6 million (16.7% of gross revenue) for the year ended September 30, 2006.

The decrease in total deductions as a percentage of gross revenue for the year ended September 30, 2007, was primarily due to a decrease in product returns, which is in line with the decline in wholesaler inventory levels which occurred during the first half of fiscal 2007. As stated earlier, DSA fees are included in “Gross-to-net revenue adjustments” since the quarter ended September 30, 2006; prior to July 1, 2006, such fees were included in selling and administrative expenses.

Product sales

Key sales figures for fiscal 2007 are as follows:

•                  Sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) amounted to $74.0 million, an increase of 25.9% over fiscal 2006 sales of pancreatic enzymes.

•                  Sales of ursodiol (URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN) increased 24.3% to $93.7 million.

•                  Sales of mesalamine (CANASA and SALOFALK) amounted to $84.5 million, a 21.4% increase from the prior year.

•                  Sales of sucralfate (CARAFATE and SULCRATE) amounted to $52.2 million, an increase of 18.9 % over the previous fiscal year.

•                  Sales of other products amounted to $44.5 million, a 0.2% decrease over the prior year.

Cost of goods sold

Cost of goods sold consists principally of the costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. For the year ended September 30, 2007, cost of goods sold increased $10.9 million (15.0%) to $83.7 million from $72.8 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2007, decreased as compared to the corresponding period of the preceding fiscal year from 24.9% to 24.0%. This decrease in the cost of goods sold as a percentage of revenue occurred as the Company continues to benefit from improvements to its information systems, allowing for better monitoring of its inventories as well as lower manufacturing and purchasing costs. A reduction in certain project related expenses incurred for technical services and commercial product process improvements also contributed to the decrease.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan’s sales force and its marketing activities. For the year ended September 30, 2007, selling and administrative expenses increased $8.0 million (8.6%) to $101.3 million from $93.3 million for the preceding fiscal year. The increase in selling and administrative expenses is largely attributable to higher expenses linked to increased sales performance in our base business as well as the launch of PYLERA in May 2007, in the United States. Launch costs include certain marketing materials as well as the hiring of additional seven sales representatives in the second quarter of fiscal 2007 to support launch activities.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf, as well as the salaries and benefits paid to its personnel involved in research and development projects. For the year ended September 30, 2007, research and development expenses decreased $11.2 million (28.1%) to $28.6 million, from $39.8 million for the preceding fiscal year. Most of the decrease is due to the termination during the last fiscal year of the development of ITAX for the treatment of Functional Dyspepsia. This decrease was partially offset by the costs specifically related to the NDAs for ULTRASE and VIOKASE. In April 2004, the FDA had formally notified manufacturers of pancreatic insufficiency products that these drugs, which include ULTRASE and VIOKASE, must receive approval before April 2008, in order to remain on the market.  This deadline was recently extended to April 2010. Axcan recently completed the submission of its NDA for ULTRASE during fiscal 2007, and is preparing its NDA for VIOKASE.

Acquired in-process research

The acquired in-process research of $10.0 million for the year ended September 30, 2007, relates to an up-front license fee payable upon signing of the exclusive license agreement for North America with Cellerix to develop, manufacture and market Cx401, an innovative biological product candidate in development for the treatment of perianal fistulas. As this product had not reached technological feasibility, the license fee was considered to be acquired in-process research and was expensed in the fourth quarter of the year ended September 30, 2007, the period of acquisition.

Depreciation and amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. For the year ended September 30, 2007, depreciation and amortization decreased $0.3 million (1.3%) to $22.5 million from $22.8 million for the preceding fiscal year, as some assets reached the end of their depreciation period.

Partial write-down of intangible assets

In the second quarter of fiscal 2006 and as a result of budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and the re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary’s intangible assets. During the three-month period ended March 31, 2006, a partial write-down of $5.8 million was recognized on a French line of products including TAGAMET and TRANSULOSE, as the carrying value of the intangible assets associated with these products, totalling $18.7 million prior to the write-down, exceeded their estimated fair value since management expected a negative effect on TAGAMET and TRANSULOSE future sales as a result of the budgetary initiatives implemented by the French government.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with funds borrowed for acquisitions. For the year ended September 30, 2007, financial expenses decreased $2.2 million to $4.8 million from $7.0 million for the preceding fiscal year. This decrease is mainly due to the reduction in interest on long-term debt and the increase in amortization of deferred debt issue expenses, which were written off in the third quarter, following the conversion of the Notes.

Interest income

For the year ended September 30, 2007, interest income increased $5.9 million (107.3%) to $11.4 million from $5.5 million for the preceding fiscal year. This increase is related to the increase in cash, cash equivalents and short-term investments and an increase in the interest rates applicable to such investments.

Income taxes

For the year ended September 30, 2007, income taxes amounted to $35.5 million compared to $18.3 million for the preceding fiscal year. The effective tax rates were 33.2% for the year ended September 30, 2007, compared to 31.8% for the year ended September 30, 2006. The increase in the effective tax rate is mainly due to a charge of $5.5 million to account for capital gains taxes on currency exchange gains made upon conversion of the Notes during the third quarter of fiscal 2007. This charge was partly offset by capital losses tax savings of $3.6 million on currency exchange losses made during the third and fourth quarters on cash held in foreign currency.

The Company has been audited by Canada Revenue Agency, mainly on transfer pricing issues, for fiscal years 2002 to 2004. As a result of this audit, which was completed in the second quarter of fiscal 2007, the Company received new assessments from Canada Revenue Agency, which allowed management to confirm that the current estimate of the Company’s tax provision is reasonable.

Net income

Net income was $71.5 million or $1.47 of basic income per share and $1.33 of diluted income per share, for the year ended September 30, 2007, compared to $39.1 million or $0.86 of basic income per share and $0.79 of diluted income per share for the preceding year. The change in net income for the year ended September 30, 2007, resulted mainly from an increase in revenue of $56.6 million, an increase in interest income of $5.9 million and a decrease in financial expenses of $2.2 million, which were partly offset by an increase in operating expenses of $11.6 million and an increase in income taxes of $17.2 million. The operating expenses for the year ended September 30, 2006, included a $5.8 million expense of partial write-down of intangible assets.

The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.7 million for the year ended September 30, 2006, to 48.5 million for the year ended September 30, 2007, following the exercise of options previously granted pursuant to Axcan’s stock incentive plans, as well as the conversion of the Company’s Notes to equity, which occurred on June 28, 2007. The weighted average number of common shares used to establish the diluted per share amounts increased from 55.1 million for the year ended September 30, 2006, to 55.7 million for the year ended September 30, 2007. As at November 29, 2007, there were 55.4 million common shares issued and outstanding, including the 8,924,080 common shares issued on June 28, 2007, upon conversion of all outstanding Notes.

Cash flows

The Company’s cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

	For the years ended September 30,
(in millions of U.S. dollars)	2007	2006	Change
	$	$	$
Cash provided by operating activities	136.1	84.3	51.8
Cash used by investing activities	(19.4)	(108.1)	88.7
Cash provided (used) by financing activities	6.6	(0.6)	7.2

Cash flows provided by operating activities increased $51.8 million from $84.3 million for the year ended September 30, 2006, to $136.1 million for the year ended September 30, 2007, mainly due to the increase in net income, a decrease in inventories and increases in current liabilities. Cash flows used by investing activities for the year ended September 30, 2007, were $19.4 million, mainly due to the net acquisition of short-term investments of $12.8 million, plus the net cash used for the acquisition, net of the disposal, of property, plant and equipment for $6.6 million. Cash flows used by investing activities for the year ended September 30, 2006, were $108.1 million, mainly due to the net acquisition of short-term investments of $99.5 million, and the cash used for the acquisition of property, plant and equipment for $4.0 million and intangible assets for $4.6 million. Cash flows provided by financing activities were $6.6 million for the year ended September 30, 2007, mainly due to the issue of common shares for cash consideration of $7.3 million as a result of the exercise of stock options during the year.

Year ended September 30, 2006 compared to year ended September 30, 2005

Overview of Results of operations

	For the years ended September 30,
(in millions of U.S. dollars, except share related data)	2006	2005	Change
	$	$	$	%
Revenue	292.3	251.3	41.0	16.3
Cost of goods sold (a)	72.8	71.5	1.3	1.8
Selling and administrative expenses (a)	93.3	86.0	7.3	8.5
Research and development expenses (a)	39.8	31.9	7.9	24.8
Depreciation and amortization	22.8	21.5	1.3	6.0
Partial write-down of intangible assets	5.8	—	5.8	—
	234.5	210.9	23.6	11.2
Operating income	57.8	40.4	17.4	43.1
Financial expenses	7.0	7.1	(0.1)	(1.4)
Interest income	(5.5)	(1.3)	(4.2)	(323.1)
Gain on foreign currency	(1.1)	(0.2)	(0.9)	(450.0)
	0.4	5.6	(5.2)	—
Income before income taxes	57.4	34.8	22.6	64.9
Income taxes	18.3	8.4	9.9	117.9
Net income	39.1	26.4	12.7	48.1

(a)          Exclusive of depreciation and amortization

Income per common share
Basic	0.86	0.58	0.28	48.3
Diluted	0.79	0.56	0.23	41.1

Revenue

For the year ended September 30, 2006, revenue was $292.3 million compared to $251.3 million for the preceding fiscal year, an increase of 16.3%.

This increase in revenue primarily resulted from higher sales in the United States, which amounted to $201.8 million for the year ended September 30, 2006 compared to $159.7 million for the preceding fiscal year, an increase of 26.4%. The end-customer prescription demand resulted in positive growth for most of our products sold in the United States, which was reflected in sales to our major wholesalers as they work towards reaching their targeted inventory levels. Although sales have increased, major wholesalers in the United States reduced their average inventory levels in fiscal 2005 to a range of between 8 to 12 weeks. During fiscal 2006, wholesalers maintained inventory at the lower end of this estimated range. For URSO and CANASA, the Company has seen an increase in the prescription size that contributed to higher dollar sales in fiscal 2006 compared to fiscal 2005 following the launch in November 2004 of URSO Forte and in February 2005 of the CANASA 1,000 mg suppository.

Sales in Europe decreased 8.4% from $57.1 million to $52.1 million for the year ended September 30, 2006, mainly due to the delisting in March 2006 by the French government of a number of pharmaceutical products from government formularies, including LACTEOL, and re-pricing of other pharmaceuticals, including TAGAMET.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, discounts, DSA fees and other allowances of $58.6 million (16.7% of gross revenue) for the year ended September 30, 2006, and $39.4 million (13.6% of gross revenue) for the year ended September 30, 2005. This increase of total deductions as a percentage of gross revenue is primarily due to an increase in chargebacks, contract rebates reserves and DSA fees. During the second quarter of fiscal 2006, the reserve for chargebacks and contract rebates was increased as a result of a refinement in the method used in the calculation for such reserves. The refinement was implemented based on best industry practices as well as additional information that was not available to the Company in prior periods. The increase is also due to the DSA fees resulting from the change of some wholesalers to a fee-for-service business model for the year ended September 30, 2006.

Product sales

Key sales figures for fiscal 2006 are as follows:

•                  Sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) amounted to $58.8 million, an increase of 0.2% over fiscal 2005 sales of pancreatic enzymes.

•                  Sales of ursodiol (URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN) increased 25.2% to $75.4 million. This increase is mainly due to the impact of instability of wholesaler inventory levels in 2005.

•                  Sales of mesalamine (CANASA and SALOFALK) amounted to $69.6 million, a 61.1% increase from the prior year. This increase is also mainly due to the impact of instability of wholesaler inventory levels in 2005.

•                  Sales of sucralfate (CARAFATE and SULCRATE) amounted to $43.9 million, an increase of 18.9% over the previous fiscal year.

•                  Sales of other products amounted to $44.6 million, a 12.7% decrease over the prior year.

Cost of goods sold

For the year ended September 30, 2006, cost of goods sold increased $1.3 million (1.8%) to $72.8 million from $71.5 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2006, decreased as compared to the preceding fiscal year from 28.5% to 24.9%. This decrease in the cost of goods sold as a percentage of revenue was due mainly to the increase in sales of products with a higher margin and the fact that cost of goods sold for the year ended September 30, 2005 included $4.7 million related to the write-down of inventory of finished goods for one product line sold in the United States.

Selling and administrative expenses

For the year ended September 30, 2006, selling and administrative expenses increased $7.3 million (8.5%) to $93.3 million from $86.0 million for the preceding fiscal year.

The increase for the year ended September 30, 2006 is net of a reduction in expenses of $2.9 million following the reversal of a pending legal settlements accrual during the second quarter of fiscal 2006. The Company’s subsidiary Axcan Scandipharm, Inc. (“Axcan Scandipharm”), had been named, along with other third parties, as a defendant in several legal proceedings related to the product line it markets under the name ULTRASE. In addition, the product line’s manufacturer and other defendant companies had claimed a right to recover amounts paid defending and settling these claims. The parties agreed to settle their dispute through binding arbitration. The Company accrued $2.9 million to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above. Following a series of decisions rendered by the arbitrator in favour of Axcan Scandipharm, the Company reassessed its exposure, and the accrual for these claims was reversed in the three-month period ended March 31, 2006, thus reducing the selling and administrative expenses by $2.9 million for the year ended September 30, 2006.

The adoption of the new accounting rule concerning the compensation cost for share based awards resulted in an increase in selling and administrative expenses of $3.0 million (3.5%) for the year ended September 30, 2006. The increase is also due to consulting fees for regulatory compliance related to Sarbanes-Oxley, incremental marketing expenses in preparation of new products launches, additional marketing efforts on our current products and the Company’s French subsidiary’s restructuring charge of $1.7 million in the third quarter.

Research and development expenses

Research and development expenses increased $7.9 million (24.8%) to $39.8 million for the year ended September 30, 2006, from $31.9 million for the preceding fiscal year. This increase was mainly due to the termination of the development of ITAX for the treatment of Functional Dyspepsia, which generated additional research and development expenses of $4.3 million. These expenses were incurred to terminate certain supply agreements related to the manufacturing of the product’s active pharmaceutical ingredient.  Additional costs associated with the close out of ongoing clinical trials are recorded in the financial statements as they are incurred. In addition, in the fourth quarter of fiscal 2006, the Company incurred during the fourth quarter $1.5 million in up-front licensing fees associated with a co-development agreement signed with AGI Therapeutics Ltd., for the development of AGI-010, a compound for the treatment of gastro-esophageal reflux disease and nocturnal acid breakthrough.

Depreciation and amortization

Depreciation and amortization increased $1.3 million (6.0%) to $22.8 million for the year ended September 30, 2006, from $21.5 million for the preceding fiscal year. This increase is mainly due to the amortization of LACTEOL and ADEKs which were reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2005.

Partial write-down of intangible assets

As a result of budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and the re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary’s intangible assets. During the three-month period ended March 31, 2006, a partial write-down of $5.8 million was recognized on a French line of products including TAGAMET and TRANSULOSE, as the carrying value of the intangible assets associated with these products, totalling $18.7 million prior to the write-down, exceeded their estimated fair value as management expects a negative effect on TAGAMET and TRANSULOSE future sales.

Financial expenses

Financial expenses decreased $0.1 million (1.4%) to $7.0 million for the year ended September 30, 2006, from $7.1 million for the preceding fiscal year.

Income taxes

For the year ended September 30, 2006, income taxes amounted to $18.3 million compared to $8.4 million for the preceding fiscal year. The effective tax rates were 31.8% for the year ended September 30, 2006, and 24.1% for the year ended September 30, 2005. This increase in the effective tax rate is due in part to the research and development tax credits, deducted from the income taxes expense, in the amount of $2.5 million or 4.4 percentage points of the effective tax rate for the year ended September 30, 2006, compared to $2.6 million or 7.6 percentage points of the effective tax rate for the preceding fiscal year. This increase in effective tax rate before the deduction of research and development tax credits is mainly due to the fact that a greater part of our taxable income came from the United States, where the income tax rate is higher.

Net income

Net income was $39.1 million or $0.86 of basic income per share and $0.79 of diluted income per share, for the year ended September 30, 2006, compared to $26.4 million or $0.58 of basic income per share and $0.56 of diluted income per share for the preceding year. Net income for the year ended September 30, 2006, takes into account the expensing of stock-based compensation which amounted to $3.6 million. Had stock-based compensation been recorded in the prior year, the impact on net income for the year ended September 30, 2005, would have been $4.3 million or $0.09 of basic income per share and $0.08 of diluted income per share, thus reducing net income to $22.2 million or $0.49 of basic income per share and $0.48 of diluted income per share. The change in net income for the year ended September 30, 2006, resulted mainly from an increase in revenue of $41.0 million and an increase in interest income of $4.2 million, which were offset partly by a $23.6 million increase in operating expenses and an increase in income taxes of $9.9 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.6 million for the year ended September 30, 2005, to

45.7 million for the year ended September 30, 2006, following the exercise of options previously granted pursuant to Axcan’s stock incentive plans. The weighted average number of common shares used to establish the diluted per share amounts decreased from 55.2 million for the year ended September 30, 2005, to 55.1 million for the year ended September 30, 2006.

Cash Flows

The Company’s cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

	For the years ended September 30,
(in millions of U.S. dollars)	2006	2005	Change
	$	$	$
Cash provided by operating activities	84.3	67.7	16.6
Cash used by investing activities	(108.1)	(8.1)	(100.0)
Cash used by financing activities	(0.6)	(1.4)	0.8

Cash flows provided by operating activities increased $16.6 million from $67.7 million for the year ended September 30, 2005, to $84.3 million for the year ended September 30, 2006. This increase is mainly due to the increase in net income of $18.5 million before the partial write-down of intangible assets. Cash flows used by financing activities were $0.6 million for the year ended September 30, 2006. Cash flows used by investing activities for the year ended September 30, 2006 were $108.1 million, mainly due to the net acquisition of short-term investments of $99.5 million and the cash used for the acquisition of property, plant and equipment and intangible assets for $8.6 million. Cash flows used by investing activities for the year ended September 30, 2005, were $8.1 million mainly due to the net acquisition of short-term investments of $1.7 million plus the cash used for the acquisition of property, plant and equipment for $6.3 million.

Balance sheet

The following table summarizes balance sheet information as at September 30, 2007, compared to September 30, 2006:

	September 30,	September 30,
(in millions of U.S. dollars)	2007	2006	Change
	$	$	$	%
Cash, cash equivalents and short-term investments	309.6	173.0	136.6	79.0
Current assets	402.1	262.4	139.7	53.2
Total assets	832.6	695.8	136.8	19.7
Current liabilities	104.7	64.6	40.1	62.1
Long-term debt	0.1	125.6	(125.5)	(99.9)
Total liabilities	142.4	228.4	(86.0)	(37.7)
Shareholders’ equity	690.2	467.4	222.8	47.7

Working capital	297.4	197.8	99.6	50.4

Axcan’s cash, cash equivalents and short-term investments increased by $136.6 million (79.0%) to $309.6 million as at September 30, 2007, from $173.0 million at September 30, 2006. As at September 30, 2007, Axcan does not hold any asset backed commercial paper. As at September 30, 2007, working capital was $297.4 million, compared to $197.8 million at September 30, 2006, an increase of $99.6 million (50.4%). Total assets increased $136.8 million (19.7%) to $832.6 million as at September 30, 2007, from $695.8 million as at September 30, 2006. These increases were mainly due to the cash flows from operating activities of $136.1 million for the year ended September 30, 2007.

Shareholders’ equity increased $222.8 million (47.7%) to $690.2 million as at September 30, 2007, from $467.4 million as at September 30, 2006. The increase in shareholders’ equity is mainly due to the conversion of the Notes, amounting to $125.0 million, into capital stock and the net income of the year ended September 30, 2007, of $71.5 million. Long-term debt decreased $125.5 million (99.9%) to $0.1 million as at September 30, 2007, from $125.6 million as at September 30, 2006. This decrease is mainly due to the conversion of the Notes, amounting to $125.0 million, into capital stock.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes, which have since been converted into equity. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm, Inc. and from Schwarz Pharma, Inc., a former joint venture partner, to finance the acquisition of URSO.

Axcan’s research and development expenses totalled $39.8 million for fiscal 2006 and $28.6 million for fiscal 2007. Axcan believes that its cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Contractual Obligations and Other Commitments

The following table summarizes Axcan’s significant contractual obligations as at September 30, 2007, and the effect such obligations are expected to have on its liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at September 30, 2007, and certain other purchase obligations as discussed below:

	For the years ending September 30,
(in millions of U.S. dollars)	2008	2009	2010	2011	2012 and thereafter
	$	$	$	$	$
Long-term debt	0.5	0.1	—	—	—
Operating leases	2.4	1.0	0.2	0.1	0.1
Other commitments	1.6	1.0	0.6	0.3	—
	4.5	2.1	0.8	0.4	0.1

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan’s purchase orders are based on current needs and are fulfilled by its vendors within relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities and therefore are not included in the above table.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may differ depending on the timing of receipt of goods or services, or, for some obligations, changes to agreed-upon amounts.

Long-term debt

Long-term debt, including instalments due within one year, totalled $0.6 million as at September 30, 2007, compared to $126.2 million as at September 30, 2006. As at September 30, 2006, the long-term debt included $1.2 million of obligations under capital leases and the $125.0 million Notes.

During the third quarter of fiscal 2007, the Company called for redemption all of its Notes and the holders of all of the Notes exercised their right to convert their Notes, in lieu of redemption, by June 28, 2007. The Company completed the conversion of the Notes by issuing the holders an aggregate of 8,924,080 shares of its common stock.

Operating leases

The Company has various long-term operating lease agreements for office space, automotive equipment and other equipment.  The latest expiry date for these agreements is in 2013.

Other commitments

Other operating commitments consist primarily of amounts relating to administrative services, clinical studies and other research and development services.

Line of Credit

Since September 28, 2007, the Company has had an amended credit agreement with a banking syndicate relative to a $125.0 million 5-year financing, maturing on April 30, 2012 (September 20, 2009 in 2006). Under certain conditions, the amount of the credit can now be increased up to an additional $100.0 million and the maturity date extended.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 50% (10% in 2006) of the Company’s net income for the preceding fiscal year.

The interest rate varies, depending on the Company’s leverage, between 5 and 75 (25 and 100 in 2006) basis points over the Canadian prime rate or U.S. base rate and between 90 and 175 (125 and 200 in 2006) basis points over the LIBOR rate or bankers’ acceptances. The line of credit also provides for a stand-by fee of between 20 and 32.5 (25 and 37.5 in 2006) basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollars or in euro equivalent. As at September 30, 2007, there was no amount outstanding under the line of credit.

Including cash, cash equivalents and short term investments, as well as the line of credit described above, as at September 30, 2007, Axcan had up to $534.6 million of available cash resources.

Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, and does not engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

QUARTERLY FINANCIAL HIGHLIGHTS

(in millions of U.S. dollars

except share related data)
(unaudited)

	For the three-month periods ended
	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
	$	$	$	$

Revenue	92.5	92.3	85.3	78.8
Net income	16.8	19.4	17.8	17.5
Income per common share:
Basic	0.30	0.42	0.39	0.38
Diluted	0.30	0.36	0.34	0.34

	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
	$	$	$	$

Revenue	72.3	76.7	72.8	70.6
Net income	8.3	13.3	8.3	9.2
Income per common share:
Basic	0.18	0.29	0.18	0.20
Diluted	0.17	0.26	0.17	0.19

Net income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add up to the annual total.

CRITICAL ACCOUNTING POLICIES

Axcan’s consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Some of Axcan’s critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Therefore, a change in the facts and circumstances of an underlying transaction could significantly change the application of Axcan’s accounting policies to that transaction, which could have an effect on the Company’s financial statements. The policies that management believes are critical and require the use of complex judgment in their application are discussed below.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements and also affect the recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include allowances for accounts receivable and inventories, reserves for product returns, rebates, chargebacks and DSA fees, the classification of intangible assets between finite life and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, stock-based compensation costs, pending legal settlements, the establishment of provisions for income taxes including the realizability of deferred tax assets and the allocation of the purchase price of acquired assets and businesses. The estimates are made using the historical information and various other relevant factors available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which the Company sells its products, changes in the health care environment, foreign exchange and managed care consumption patterns.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates, products returns and distribution service agreement fees are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by the Company at the time of sale, based on historical experience adjusted to reflect known changes in the factors that impact such reserves. In certain circumstances, returns of products are allowed under the Company’s policy and provisions are maintained accordingly. These revenue reductions are generally reflected as an addition to accrued expenses. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

The following table summarizes the activity in the accounts related to revenue reductions:

	Product	Contract		DSA	Discounts
(in millions of U.S. dollars)	returns	rebates	Chargebacks	fees	and other	Total
	$	$	$	$	$	$
Balance as at September 30, 2006	7.8	7.2	4.8	0.9	0.3	21.0
Provisions	13.1	22.7	14.2	3.6	7.2	60.8
Settlements	(8.4)	(20.5)	(13.1)	(2.9)	(7.1)	(52.0)
Balance as at September 30, 2007	12.5	9.4	5.9	1.6	0.4	29.8

Axcan does not provide any form of price protection to its wholesale customers and permits product returns only if the product is returned in the 12 months following its expiration date. Credit for returns is issued to the original purchaser at current wholesale acquisition cost less 10%. Accrued liabilities include reserves of $12.5 million and $7.8 million as at September 30, 2007, and September 30, 2006, respectively, for estimated product returns.

In the United States, the Company establishes and maintains reserves for amounts payable to managed care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by these programs. Axcan establishes and maintains reserves for amounts payable to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to its contract customers. The amounts are recognized as revenue reductions at the time of sale based on the Company’s best estimate of the product’s utilization by these managed care and state Medicaid patients and sales to its contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $9.4 million and $5.9 million as at September 30, 2007, and $7.2 million and $4.8 million as at September 30, 2006, respectively, for estimated contract rebates and chargebacks.

If the levels of chargebacks, fees pursuant to DSAs, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and/or if Axcan’s estimates do not adequately reserve for these reductions of net product revenues, the Company’s reported revenue could be negatively affected.

Intangible Assets and Goodwill

In the past, the Company has acquired products and businesses that included goodwill, trademarks, license agreements and other identifiable intangible assets. Axcan’s goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, goodwill and intangible assets with indefinite life are not amortized. The value of goodwill and intangible assets with indefinite life are subject to an annual impairment test and the intangible assets with definite life are subject to an impairment test whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. The Company compares the carrying value of the unamortized portion of intangible assets with definite life to the future benefits of the Company’s activities or expected sales of pharmaceutical products. For goodwill and intangible assets with indefinite life, the test is based on the comparison of the fair value of the asset with its carrying amount. Should there be a permanent impairment in value, a write-down will be recognized for the current year to reflect the assets at fair value.  To date, Axcan has not recognized any significant impairment in value on goodwill and intangible assets with an indefinite life.

Intangible assets with a finite life are amortized over their estimated useful lives according to the straight-line method over periods varying from 7 to 25 years. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with a finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long-term basis by maintaining the level of expenditure necessary to support the asset, the use of the asset, the existence and expiration date of a patent, the existence of a generic version of, or competitor to, the product and any legal or regulatory provisions that could limit the use of the asset. Axcan had not recognized any significant impairment in value of intangible assets with a finite life prior to the three-month period ended March 31, 2006, during which Axcan recognized a write-down of $5.8 million on a French product line including TAGAMET and TRANSULOSE, following budgetary initiatives implemented by the French government that adversely affected the estimated future sales of these products.

As a result of acquisitions of product rights and other identifiable intangible assets, the Company carries $367.2 million and $375.7 million as net intangible assets on its consolidated balance sheets as at September 30, 2007, and September 30, 2006, respectively. The estimated annual amortization expense for intangible assets with a finite life, which have a remaining weighted average amortization period of approximately 17 years, for the next five fiscal years, is approximately $17.4 million.

Also as a result of these acquisitions, the Company carries $27.5 million of goodwill on its consolidated balance sheets as at September 30, 2007, and September 30, 2006.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is expensed at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are expensed at the time of acquisition.

Stock-based compensation

The Company maintains stock-based compensation plans under which stock options, deferred share units and restricted shares units may be granted to employees and non-employee directors. Option awards made under the plans are granted at the stock market price on the last trading date prior to the date of grant and vest over periods ranging from 1 to 5 years.

Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment”. SFAS No. 123(R) requires all stock-based payments to employees to be expensed over the requisite service based on the grant-date fair value of the awards and requires that the unvested portion of all outstanding awards upon adoption be recognized using the same fair value and attribution methodologies previously determined under SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The Company continues to use the Black-Scholes valuation method and applied the requirements of SFAS No. 123(R) using the modified prospective transition approach. Prior to adoption of SFAS No. 123(R), the Company accounted for stock-based employee compensation including stock options, using the method prescribed in APB No. 25 “Accounting for Stock Issued to Employees” and SFAS No. 123 “Accounting for Stock-Based Compensation”. Under the provision of Accounting Principles Board Opinion (“APB”) No. 25 and SFAS No. 123 the compensation cost was recognized using the intrinsic value and pro-forma disclosure of net income and income per share had to be presented in the financial statements as if the fair value method had been applied. The intrinsic value method measures stock-based compensation expense as the amount by which the stock price at the date of grant exceeds the exercise price.

Income taxes

Income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are recognized to account for the estimated taxes that will result from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Deferred income tax assets and liabilities are measured based on enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Adjustments to the deferred income tax asset and liability balances are recognized in net income as they occur.

The Company conducts business in various countries throughout the world and is subject to tax in numerous jurisdictions. As a result of its business activities, the Company files a significant number of tax returns that are subject to examination by various federal, state, and local tax authorities. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by the Company and this may require several years to resolve.

Changes in accounting policies

In June 2007, the Emerging Issues Task Force (“EITF”)  reached a consensus on Issue No. 07-3, “Accounting for Non-refundable Advance Payments for Goods or Services

Received for Use in Future Research and Development Activities.” As a result of this consensus, non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2007, and earlier application is not permitted. This consensus is to be applied prospectively for new contracts entered into on or after the effective date. The Company is currently evaluating the impact of adoption of this consensus on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of the provisions of SFAS No. 159 on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying the Misstatements in Current Year Financial Statements” that expresses the Staff’s views regarding the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. SAB No. 108 requires that companies utilize a “dual approach” to assess the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focus and balance sheet focus assessment. SAB No. 108 permits companies to record the cumulative effect of initially applying the dual approach in the first year ending after November 15, 2006 by recording any necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of this bulletin did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 replaces the different definitions of fair value in the accounting literature with a single definition. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for fair-value measurements already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of the provisions of SFAS No. 157 on the consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. FIN No. 48

prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is effective for the Company in the first quarter of the year beginning October 1, 2007. The Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Differences between tax positions taken in a tax return and amounts recognized in the financial statements are recorded as adjustments to income taxes payable or receivable, or adjustments to deferred taxes, or both. FIN No. 48 also requires expanded disclosure at the end of each annual reporting period including a tabular reconciliation of unrecognized tax benefits. In accordance with FIN No. 48, the Company will report the difference between the net amount of assets and liabilities recognized in the balance sheet prior to and after the application of FIN No. 48 as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of the adoption of FIN No. 48 on the consolidated financial statements. In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, which is effective upon the initial adoption of Interpretation 48. FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company will apply the principles set forth in this FSP upon its adoption of FIN No. 48.

During the June 2006 meeting of the EITF, a consensus was reached on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” The EITF reached a consensus that this Issue applies to any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue producing transaction between a seller and customer. Accordingly, taxes such as sales, use, value added, and some excise taxes may be within the scope of this Issue. The EITF reached a consensus that the income statement presentation (gross or net) of such taxes is an accounting policy decision that should be disclosed. In addition, a company should disclose in interim and annual financial statements the amount of such taxes reported on a gross basis, if significant. This Issue became effective for interim and annual reporting periods beginning after December 15, 2006. The Company elected to present on a net basis taxes collected from customers and remitted to governmental authorities; that is, they are excluded from revenues. The adoption of this consensus did not have an effect on the Company’s consolidated financial statements presentation.

During the June 2006 meeting of the EITF, a consensus was reached on EITF Issue No. 05-1, “Accounting for the Conversion of an Instrument that Became Convertible upon the Issuer’s Exercise of a Call Option”, that the issuance of equity securities to settle a debt instrument (pursuant to the instrument’s original conversion terms) that became convertible upon the issuer’s exercise of a call option should be accounted for as a conversion if the debt instrument contained a substantive conversion feature as of its issuance date. That is, no gain or loss should be recognized related to the equity securities issued to settle the instrument. The issuance of equity securities to settle a debt instrument that became convertible upon the issuer’s exercise of a call option should be accounted for as a debt extinguishment if the debt instrument did not contain a substantive conversion feature as of its issuance date. That is, the fair value of the equity securities issued should be considered a component of the reacquisition price of the debt. This Issue applies to all conversions within the scope of this Issue that result from the exercise of call options and became effective for interim or annual reporting periods beginning after June 28, 2006, irrespective of whether the instrument was entered into prior or subsequent to Board ratification of this Issue. The adoption of this accounting pronouncement did not have an impact on the Company’s consolidated financial statements.

In November 2005, the FASB issued FSP No. 115-1 and No. 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP No. 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP No. 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP No. 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and was required to be adopted by the Company in the second quarter of 2006. The Company adopted FSP No. 115-1 beginning on January 1, 2006, and the adoption of FSP No. 115-1 did not have a material impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which provides guidance on the accounting for and reporting of accounting changes and correction of errors. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have an effect on the Company’s consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”.  SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that such items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement did not have an effect on the Company’s consolidated financial statements.

During the September 2004 meeting of the EITF, a consensus was reached on EITF Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. The EITF 04-8 requires companies to include certain convertible instruments, that were previously excluded, in their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 is effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The common shares issuable under the 4.25% convertible subordinated notes issued in 2003, are therefore included in the Company’s diluted income per share calculation.

CONTROLS AND PROCEDURES

Axcan’s Chief Executive Officer and its Chief Financial Officer have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under the supervision of the Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures, as of September 30, 2007, as defined in Exchange Act Rules 13a-15(e) and 15d-

15(e). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the design and operation of these disclosure controls and procedures were effective.

The Chief Executive Officer and Chief Financial Officer have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

An evaluation was carried out, under the supervision of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting, as of September 30, 2007, using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2007.

There were no changes in Axcan’s internal controls over financial reporting during fiscal year 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISK FACTORS

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan’s results of operations. Risks other than those described below can be found in “Part III - Business of Axcan” of the Company’s Annual Information Form.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of revenue and expense activities as well as capital expenditures are transacted in U.S. dollars. Axcan’s results of operations are also affected by fluctuations of currencies other than the U.S. dollar, in particular euros and Canadian dollars. Axcan’s exposure to exchange rate fluctuations in these currencies is reduced because, in general, Axcan’s revenues denominated in currencies other than the U.S. dollar are partially offset by a corresponding amount of costs denominated in the same currency. However, significant long-term fluctuations in relative currency values could have an adverse effect on future profitability.

Interest Rate Risk

The primary objective of Axcan’s investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers’ acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices

The market price of Axcan’s shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities, can have a significant effect on the trading price of Axcan’s shares.

Transaction Risks

As previously indicated, on November 29, 2007, Axcan announced that it had entered into an agreement for Axcan to be acquired by TPG Capital and its affiliates. The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of applicable governmental authorities; (ii) required Axcan shareholder approval; (iii) necessary court approvals; and (iv) certain termination rights available to the parties under the agreement. There can be no assurance that these approvals will be obtained, the other conditions to the transaction will be satisfied in accordance with their terms, and/or the parties to the agreement will not exercise their termination rights. In such cases the proposed transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed transaction could have a material adverse impact on the market price of Axcan’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, Axcan could have to pay to TPG Capital significant fees and costs.

Other

The Company does not believe that unfavourable decisions in possible proceedings related to any future tax assessment or any amount it might be required to pay will have a material adverse effect on the Company’s financial position, cash flows or overall trends in results of operations. There is the possibility of a material adverse impact on the results of operations of the period in which the matter is ultimately resolved, if it is resolved unfavourably, or in the period in which an unfavourable outcome becomes probable and reasonably estimable.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, and are generally identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this document, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian securities regulators. The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

This MD&A has been prepared as at November 29, 2007. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website and the 40-F on the EDGAR website.

On behalf of Management,

(signed)

Steve Gannon

Senior Vice President and Chief Financial Officer

The names AXCAN, AXCAN PHARMA, CANASA, CARAFATE, DELURSAN, ITAX, LACTEOL, PANZYTRAT, PYLERA, PHOTOFRIN/PHOTOBARR, SALOFALK, SULCRATE, TAGAMET, TRANSULOSE, ULTRASE, URSO/URSO 250, URSO FORTE, URSO DS and VIOKASE appearing in this document are trademarks or registered trademarks of Axcan Pharma Inc. and its subsidiaries; the name ADEKs is a registered trademark of Carlsson-Rensselaer Corporation.